Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Sarcos Technology and Robotics Corporation on Form S-8 of our report dated March 31, 2021, with respect to our audit of the financial statements of Rotor Acquisition Corp. as of December 31, 2020 and for the period from August 27, 2020 (inception) through December 31, 2020 appearing in the Annual Report on Form 10-K of Rotor Acquisition Corp. for the year ended December 31, 2020. We were dismissed as auditors on September 24, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

December 8, 2021